

16012509

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

UNITEDSTATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 415/358-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Maresca & McQuade, P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Parkway, Suite 770, Columbia, MD 21044
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOHN MINJIRAS
Commission # 2099043
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2019

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On 2/16/2016 before me, JOHN MINJIRAS - NOTARY PUBLIC
(insert name and title of the officer)

personally appeared DAVID JACQUIN,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


JOHN MINJIRAS
Commission # 2099043
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2019

Signature [signature] (Seal)



JM&M

Jones, Maresca & McQuade, P.A.
Certified Public Accountants

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2015

TABLE OF CONTENTS



Jones, Maresca & McQuade, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditor's Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying financial statements of North Point Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors, LLC as of December 31, 2015, and the results of its operations, the changes in its member's equity, and its cash flows for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The supplemental information, Report of Independent Registered Public Accounting Firm on Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3 *(2)(i),* Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1of the Securities and Exchange Commission, Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition, Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation and the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation contained on pages 12 through 20 have been subjected to the auditing procedures applied in the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedure to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented, in conformity with 117C.F.R.§ 240.17a-5. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaen Marcus & McQuade PA

Columbia, MD
February 24, 2016

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,510,660
Accounts receivable		67,977
Client reimbursable expenses		145,579
Due from affiliates		170,668
Total Current Assets		3,894,884
TOTAL ASSETS	$	3,894,884

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	451,006
Deferred rent		77,434
Total Current Liabilities		528,440
TOTAL LIABILITIES		528,440
MEMBER'S EQUITY		
Member's equity		3,366,444
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,894,884

See independent auditor's report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS
AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

REVENUE	
Advisory fees	$ 14,482,269
Investment income	447
Total Revenue	14,482,716
EXPENSES	
Compensation	4,992,348
Benefits and taxes	485,214
Professional fees	1,767,631
Occupancy	322,478
Office expenses	647,370
Travel, entertainment and business development	1,854,128
Data and analytics	67,970
Repairs and maintenance	67,729
Contributions	91,190
Aircraft expenses	1,130,679
Licenses and fees	23,647
Total Expenses	11,450,384
NET INCOME	$ 3,032,332
OTHER CHANGES	
Tax distributions to managing member	(1,903,689)
Distributions to managing member	(1,700,903)
Total Other Changes	(3,604,592)
CHANGE IN MEMBER'S EQUITY	(572,260)
MEMBER'S EQUITY, beginning of year	3,938,704
MEMBER'S EQUITY, end of year	$ 3,366,444

See independent auditor's report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,032,332
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accounts receivable		689,539
Increase in client reimbursable expenses		(72,505)
Increase in due from affiliates		(135,917)
Decrease in prepaids and deposits		1,572
Increase in accounts payable and accrued expenses		70,932
Decrease in deferred rent		(1,745)
Net Cash Provided by Operating Activities		3,584,208
CASH FLOWS FROM FINANCING ACTIVITIES		
Tax distributions to managing member		(1,903,689)
Distributions to managing member		(1,700,903)
Net Cash Used for Financing Activities		(3,604,592)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(20,384)
CASH AND CASH EQUIVALENTS, beginning of year		3,531,044
CASH AND CASH EQUIVALENTS, end of year	$	3,510,660

See independent auditor's report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004, and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member, and sole member, of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States) using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC, North Point Investment Portfolio, LLC, and North Point Investment Portfolio II, LLC on November 19, 2008.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has certain bank accounts with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2015, the Company had cash that exceeded the FDIC insured limit by approximately $300,000 and SIPC insured limits by approximately $2,400,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Account Receivables

Accounts receivables are stated at the amount management expects to collect from advisory fee balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2015, management has determined that all account receivables are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All accounts receivable as of December 31, 2015, are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with the standards of the Public Company Accounting Oversight Board (United States) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Rent

Deferred rent represents abatement of rent granted by the landlord for three months, beginning June 1, 2014 through August 31, 2014, which is being recognized as rent expense on a straight basis over a period of 5 years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Income Taxes

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

Current accounting principles topic "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in company's financial statements. This topic requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of this topic does not have an affect on its results of operations or financial condition. The open years subject to possible income tax audits are 2012, 2013 and 2014.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At December 31, 2015, North Point Advisors, LLC had net capital of $2,925,252, which was $2,890,023 in excess of its required net capital of $35,229. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of December 31, 2015 was 0.18 to 1.

NORTH POINT ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015
(continued)

NOTE 4 - CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated LLC Agreement. This LLC Agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and the State of California income tax purposes for the calendar year.

NOTE 5 - OPERATING LEASE AGREEMENT

The Company leases office space in San Francisco, CA. The operating lease was amended and extended to May 13, 2019. The future minimum annual year-ending lease payments are as follows:

December 31, 2016	$ 324,606
2017	334,337
2018	344,354
2019	86,719
Total	$ 1,090,016

Rent expense for the year ended December 31, 2015, including the pro-rata share of expenses, totaled $322,478.

NOTE 6 - RELATED PARTY TRANSACTIONS

An amount of $1,000,000 was paid to the Managing Member as compensation and has been included in the statement of operations. Other amounts totaling $1,903,689 and $1,700,903 paid to the Managing Member and have been included as tax and other distributions on the statement of changes in member's equity.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2015, the total amount of expenses recorded in the statement of operations totaled $1,130,679.

NOTE 6 - RELATED PARTY TRANSACTIONS - continued

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2015, the amount due from NPIP totaled $170,668.

North Point Investment Portfolio II, LLC ("NPIP2"), a Delaware limited liability company, was formed on April 11, 2011. NPIP2 was formed as a holding company for the investment assets that are non-allowable for a broker-dealer.

NOTE 7 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2015.

NOTE 8 – CONCENTRATION OF RISK

For the year ended December 31, 2015, five customers, out of a total of thirteen customers, accounted for approximately 72% of the Company's revenue.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 24, 2016, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further recognition or disclosure.

SUPPLEMENTARY INFORMATION



JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15C3-3: *(2)(i)*

To the Member of
North Point Advisors, LLC

We have reviewed management's statements, included in the accompanying "*Exemption reporting by a registered Broker-Dealer under Rule 17 C.F.R. § 15c3-3(k)(2)(i)*", in which (1) North Point Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(*k*) under which the Company has claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i),* (the "exemption provisions") and (2) North Point Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent period, January 1, 2015 to December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph *(k)(2)(i),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Maresca & McQuade PA

Columbia, MD
February 24, 2016

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
COLUMBIA, MD LARGO, MD WASHINGTON, D.C.

North Point | Advisors
Mergers and Acquisitions

580 California Street
Suite 2000
San Francisco, CA 94104

Tel: 415.358.3500
Fax: 415.358.3555

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3:
(2)(i)

North Point Advisors, LLC (the "Company") claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) and claims that the Company has met the exemption provision for the period January 1, 2015 through December 31, 2015, without exception. The provisions of this section will not be applicable to a broker - dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers" of North Point Advisors, LLC.

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3 under subparagraph (k)(2)(i).



North Point Advisors, LLC
February 24, 2016

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$ 3,366,444
3	Total ownership equity qualified for net capital	3,366,444
6	Deductions	
	Non-allowable assets	
	Accounts receivable	67,977
	Due from affiliates	170,668
	Other assets	145,579
6a	Total non-allowable assets	384,224
8	Net capital before haircuts on securities	2,982,220
9e	Less haircuts on other securities	56,968
10	Net Capital	$ 2,925,252

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 35,229
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	35,229
14	Excess net capital (line 10 less line 13)	2,890,023
15	Net capital less 10% of line 19	$ 2,872,408

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other	$ 528,440
19	Aggregate indebtedness	$ 528,440
20	Ratio: Aggregate indebtedness to net capital	18.06%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2015, to the audited statement of financial condition.

See the independent auditor's report.

SCHEDULE 2

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS		AUDITED STATEMENT OF FINANCIAL CONDITION
	Assets				
1	Cash	$ 610,120	$ -		$ 610,120
3	Receivables from non-customers	67,977	-		67,977
4	Securities, other	2,900,540	-		2,900,540
9	Receivable from affiliates	143,918	26,750	[a]	170,668
10	Leasehold improvements	26,750	(26,750)	[a]	-
11	Other assets	165,725	(20,146)	[b]	145,579
12	Total assets	$ 3,915,030	$ (20,146)		$ 3,894,884
	Liabilities				
17	Accounts payable and other liabilities	$ 496,801	$ 31,639	[c]	$ 528,440
20	Total liabilities	496,801	31,639		528,440
	Ownership Equity				
22	Member's equity	3,418,229	(51,785)		3,366,444
25	Total liabilities and member's equity	$ 3,915,030	$ (20,146)		$ 3,894,884

[a] To reclass the leasehold improvements to "receivable from affiliates"
[b] Decrease client receivable by $20,146
[c] Record additional accounts payable of $31,639

See the independent auditor's report.

SCHEDULE 2
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 3,418,229	$ (51,785)		$ 3,366,444
3	Total ownership equity qualified for net capital	3,418,229	(51,785)		3,366,444
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	67,977	-		67,977
	Due from affiliates	143,918	26,750	[a]	170,668
	Leasehold improvements	26,750	(26,750)	[a]	-
	Client reimbursable expenses and prepaid expenses	165,725	(20,146)	[b]	145,579
6a	Total non-allowable assets	404,370	(20,146)		384,224
8	Net capital before haircuts on securities	3,013,859	(31,639)		2,982,220
9e	Less haircuts on other securities	58,011	(1,043)		56,968
10	Net Capital	$ 2,955,848	$ (30,596)		$ 2,925,252
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 33,120	$ 2,109		$ 35,229
12	Minimum dollar net capital requirement	5,000	-		5,000
13	Net capital requirement (greater of line 11 or 12)	33,120	-		35,229
14	Excess net capital (net capital, less net capital requirement)	$ 2,922,728			$ 2,890,023
15	Net capital less 10% of line 19	$ 2,906,168	$ -		$ 2,872,408
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 496,801	$ 31,639	[c]	$ 528,440
19	Aggregate indebtedness	$ 496,801	$ 31,639		$ 528,440
20	Ratio: Aggregate indebtedness to net capital	16.81%	0.00%		18.06%

Explanations for audit adjustments:

[a] To reclass the leasehold improvements to "receivable from affiliates"
[b] Decrease client receivable by $20,146
[c] Record additional accounts payable of $31,639

See the independent auditor's report.

SIPC SUPPLEMENTARY REPORT



JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2015 through December 31, 2015, filed on February 15, 2016, which were agreed to by North Point Advisors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respect to cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noted no variance.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the SIPC-7 filed on February 15, 2016.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaeu Mauuda & McQuade PA

Columbia, MD
February 24, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1167******************ALL FOR AADC 940
066709 FINRA DEC
NORTH POINT ADVISORS LLC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO CA 94104-1041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 36207
   B. Less payment made with SIPC-6 filed (**exclude interest**) (11141)
      7-14-15
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 25066
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 25066
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 15 day of Feb , 20 16 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14482716

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $______

2e. General Assessment @ .0025 $ 36207

(to page 1, line 2.A.)